SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. _)*

Transportation and Logistics Systems, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

         ____71676F308 _________

(CUSIP Number)

________________May 17, 2019________________

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[x] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) RedDiamond Partners LLC, a Delaware limited liability company 81-3595197
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,583,750 shares of Common Stock
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,583,750 shares of Common Stock
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,583,750 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.5% (See Item 4)
12	TYPE OF REPORTING PERSON OO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) John DeNobile
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,583,750 shares of Common Stock
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,583,750 shares of Common Stock
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,583,750 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.5% (See Item 4)
12	TYPE OF REPORTING PERSON IN

Item 1(a). Name of Issuer:

Transportation and Logistics Systems, Inc. (the "Issuer")

Item 1(b). Address of Issuer's Principal Executive Offices:

2833 Exchange Court, Suite A

West Palm Beach, Florida 33409

Items 2(a),

(b) and (c). Name of Persons Filing, Address of Principal Business Office and Citizenship:

This Schedule 13G is being filed on behalf of RedDiamond Partners LLC and John DeNobile, as joint filers (collectively, the "Reporting Persons").

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office of the Reporting Persons is 156 West Saddle River Road, Saddle River, NJ 07458. For citizenship, see Item 4 of each cover page.

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.001 per share (the "Common Stock")

Item 2(e). CUSIP Number:

71676F308

Item 3. Not applicable

Item 4. Ownership.

(a)	Amount beneficially owned:
1,583,750 shares of Common Stock*
(b)	Percent of class:
Based on 11,721,525 shares of Common Stock of the Issuer outstanding as of May 17, 2019, the Reporting Persons hold 13.5% of the issued and outstanding Common Stock of the Issuer.

(c) Number of shares to which such person has:

(i)	Sole power to vote or direct the vote: 1,583,750 shares of Common Stock*
(ii)	Shared power to vote or direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 1,583,750 shares of Common Stock*
(iv)	Shared power to dispose of or direct the disposition of: 0

*This statement is filed on behalf of RedDiamond Partners LLC (“RedDiamond”) and John DeNobile. Mr. DeNobile is the managing member of RedDiamond. Mr. DeNobile may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by RedDiamond. Mr. DeNobile expressly disclaims beneficial ownership of all shares of Common Stock beneficially owned by RedDiamond.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

Not applicable

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of a Group.

Not applicable

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	May 29, 2019

REDDIAMOND PARTNERS LLC

By: _/s/ John DeNobile______

John DeNobile, its managing member

/s/ John DeNobile _____________

John DeNobile